UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 9, 2015

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5320 Legacy Drive
Plano, Texas
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 – Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Compensatory Arrangements of Certain Executive Officers

2015 Long-Term Equity Incentive Awards

On January 9, 2015, long-term equity incentive grants were made to the principal executive officer, principal financial officer and general counsel (the "Executive Officers") of Denbury Resources Inc. (the "Company"), all as determined or recommended by the Compensation Committee (the "Committee") of the Company's Board of Directors (the "Board"), and, as appropriate, ratified by the independent members of the Board. These 2015 equity grants differ to only a minor degree from similar grants made in January 2014, in that the vesting schedule of time-vested restricted stock has been changed from cliff vesting at the end of three years to annual ratable vesting over a three-year period.

The total dollar amount of 100% target-level equity incentive compensation for 2015 granted to the Executive Officers is unchanged from the level of these grants in the prior year, and is $4,000,000 for Mr. Rykhoek, $1,750,000 for Mr. Allen and $900,000 for Mr. Matthews. Of these amounts: (1) 34% are time-vested restricted stock that will vest 34%, 33%, and 33% in January of 2016, 2017, and 2018, respectively, (2) 33% are performance-based TSR restricted stock awards comparing the Company's total shareholder return to that of its peers over a three-year period and vesting on March 31, 2018, and (3) 33% are performance-based restricted stock awards measuring the Company's achievement of operational metrics, with one-third of these operational performance awards vesting on March 31, 2016 (based on a one-year performance period) and two-thirds vesting on March 31, 2018 (based on a three-year performance period).

The Company's 2004 Omnibus Stock and Incentive Plan (the "Incentive Plan") contains a 500,000 share single-year limit on the number of shares eligible for grant to any one of the designated named executive officers of the Company ("NEOs"). In reviewing the 2015 grants, the Committee recognized that although the monetary value of the long-term equity awards did not change from the prior-year level, at the current common stock price the number of shares required to be reserved for issuance to Mr. Rykhoek would exceed the 500,000 share limit. In addition, two-thirds of Mr. Rykhoek's long-term equity awards are performance-based awards that provide for receipt of up to 200% of the target level number of shares if exceptional performance levels are achieved. As a result, the Committee has made the awards of performance-based restricted shares to Mr. Rykhoek subject to stockholders approving an increase in the limits on grants to a single NEO at the Company's May 2015 annual stockholders meeting (the "Incentive Plan Stockholder Approval").

The table below shows the number of shares of common stock issued or to be issued under these incentive awards at the target level based on the January 9, 2015 grant date closing price for the Company's common stock on the NYSE of $7.31. With respect to Mr. Rykhoek, the table below shows the number of shares of common stock covered by the awards granted on January 9, 2015 at the target level, split between the awards made within the 500,000 share limit and the awards conditioned upon Incentive Plan Stockholder Approval.

	Number of Shares of Time-Vesting Restricted Stock	Number of Shares of Performance-Based Operational Performance Awards (100% target amount)	Number of Shares of Performance-Based TSR Award (100% target amount)	Total Shares
Phil Rykhoek	186,046	156,977	156,977	500,000
	—	23,597 (a)	23,597 (a)	47,194 (a)
Mark Allen	81,395	79,001	79,001	239,397
James Matthews	41,860	40,629	40,629	123,118

(a) These shares represent the portion of Mr. Rykhoek's awards at the 100% target level which are conditioned upon Incentive Plan Stockholder Approval.

All of the above described long-term equity incentive awards are subject to earlier vesting in the event of a change in control, death, disability, and in some cases retirement eligibility, as provided in the Incentive Plan and/or specific award agreements. The number of shares earnable under the performance-based awards for performance above the designated target levels can be up to twice the number of shares earnable at the target level (and with respect to Mr. Rykhoek, conditioned upon Incentive Plan Stockholder

Approval). If performance is below designated minimum levels for all performance targets, no performance-based shares would be earned.

2014 Cash Bonus Awards

The Committee approved cash bonuses for 2014 in the amounts of $542,100 for Mr. Rykhoek, $340,575 for Mr. Allen and $239,371 for Mr. Matthews. The 2014 cash bonuses for all employees, including the Executive Officers, were based on two factors: Company performance and individual performance. The Company performance factor, which comprised 65% of the target bonus, was evaluated by the Committee and awarded at 80% to all employees. The evaluation of Company performance was primarily based upon the evaluation of four metrics: production, capital spending, lease operating expense, and health safety and environmental targets. The individual performance factor, which comprised 35% of the target bonus, was evaluated by the Committee considering recommendations made by the Chief Executive Officer for the executives other than himself, and was awarded at 50% of the target level for Mr. Rykhoek and 65% of the target level for Mr. Allen and Mr. Matthews.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: January 15, 2015   By: /s/ Mark C. Allen

Mark C. Allen
Sr. Vice President and Chief Financial Officer